

Mail Stop 3720

September 5, 2008

J. Devitt Kramer, Esq.
Senior Vice President, General Counsel and Secretary
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, Pennsylvania 15222

> **Re:** **Education Management Corporation**
> **Form S-1**
> **Amendment 1 Filed August 6, 2008**
> **File No. 333-148259**

Dear Mr. Kramer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1
Our Business, page 1

1.   We note your response to prior comment four and the discussion of your business model's "favorable financial characteristics" on pages two and three. So that investors may understand the basis of management's view of developments since the Transaction, please clarify the basis for this description of financial

performance in this location by addressing any factors negatively affecting your profitability.

For example, while investors may note your disclosure on pages 11 and 60 relating to EBITDA and Adjusted EBITDA (as measured by management), EBITDA is a non-GAAP measurement and it does not consider interest payments or debt service requirements (as you disclose on page 11). Additionally, investors may note that your debt level was $1.9 billion as of March 31, 2008 (down from $1.94 billion as of September 30, 2007), and interest payments and debt service requirements are substantial, as you disclose on page 57. Additionally, investors could note your disclosure on pages 41, 48, and F-14 that net income and earnings per share have both fallen post-Transaction.

2.   We note your response to prior comment five and your discussion of the opportunity for future profit margin expansion on pages 2-3. Please clarify such disclosure with the company's actual results to date. It appears that net income and earnings per share have both fallen post-Transaction. (e.g., see pages 41, 48, and F-14.)

Use of Proceeds, page 35

3.   We note your responses to prior comments 10 and 11 that the Sponsors will not receive fees pursuant to the Sponsor Management Agreement with respect to the Offering, but we also note the disclosure added to page 132 that, outside of the Sponsor Management Agreement, affiliates of the Sponsors may receive compensation for providing investment banking or other financial advisory services outside of the Sponsor Management Agreement. Please detail in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

4.   We note your response to prior comment 15. Please include a separate section in MD&A discussing management's views of the events, trends, risks and uncertainties that such level of debt and debt service present on both a historical and going forward basis. Please include discussion relating to revenues, financial position, liquidity, plan of operations, results of operations and any other material commitments for capital expenditures.

5.   We note your response to prior comment 18. Please detail the accrued interest and prepayment premiums you note on page 47.

6.   Please revise the table at page 47 to include options issued during 2008 as provided in your response to prior comment 48.

Payments, page 58

7.   We note your response to prior comment 25. Please quantify the remaining amount payable on this page.

Use of Estimates and Critical Accounting Policies
Share-Based Payment, page 66

8.   We note the revised disclosure at page 66 and reissue part of prior comment 47. Please expand the disclosure to describe in more detail the methodologies and significant assumptions used in determining the fair value of your common stock. Revise the disclosure to include information similar to the discussion provided in your response to prior comment 48. Also explain how the resultant valuations under each method were weighted to arrive at an overall company business enterprise value.

9.   Disclose the nature of the conditions that prevent recognition of compensation expense for employee stock options.

Compensation Discussion and Analysis, page 100

10.   Please update your executive compensation disclosure for the fiscal year ended June 30, 2008.

Age of Financial Statements

11.   Please update the audited financial statements and other financial information to include the fiscal year ended June 30, 2008, as required by Rule 3-12 of Regulation S-X.

Note 13 – Share-Based Payment
2006 Stock Option Plan, page F-29

12.   Please expand the disclosure at page F-29 to clarify that the call right on time-based options will expire upon the completion of the initial public offering, resulting in the recognition of compensation expense for all vested options as stated in your response to prior comment 49.

13.   We note your response to prior comment 48. We may have additional comments on the valuation of the common stock underlying your stock options when you disclose the anticipated initial offering price in the document.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ronald D. West, Esq.
        Kirkpatrick & Lockhart Preston Gates Ellis LLP
        Via Facsimile: (412) 355-6501